EDAP TMS S.A. RESPONDS TO BSD MEDICAL CORPORATION LAWSUIT

Vaulx-en-Velin, France, December 18, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today responded to reports that BSD Medical Corporation has brought a lawsuit against one of the Company's subsidiaries, EDAP Technomed, Inc. claiming unpaid royalties due by saying that the claim is baseless and without merit.

The Company further stated that the management of EDAP Technomed, Inc. is confident in its defenses and will defend itself vigorously in a court of law.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.